FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of November


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



BG GROUP PLC

2006 THIRD QUARTER RESULTS


BG Group's Chief Executive, Frank Chapman said:


"These results reflect a strong operating performance. In addition, our key projects continued to make good progress, we saw significant exploration success and we continued to strengthen the portfolio of future opportunities."


                                 HIGHLIGHTS

________________________________________________________________________________

 Third Quarter                                               Nine Months
 2006     2005(i)        Business Performance(ii)          2006     2005(i)
 GBPm      GBPm                                            GBPm     GBPm

                         Revenue and other operating
1 647     1 339    +23%  income                           5 373     3 566   +51%

                         Total operating profit including
                         share of pre-tax operating
                         results from joint ventures and
  633       551    +15%  associates                       2 343     1 529   +53%

  342       307    +11%  Earnings for the period          1 268       851   +49%

    -         -      -   Prior period taxation(iii)         (38)        -     -

                         Earnings after prior period
  342       307    +11%  taxation                         1 230       851   +45%

 10.0p      8.6p   +16%  Earnings per share                35.3p     24.0p  +47%

_________________________________________________________________________________

                         Total results for the period
                         (including disposals and
                         re-measurements)

                         Revenue and other operating
1 751     1 360    +29%  income                           5 586    3 429    +63%

                         Operating profit before share of
                         results from joint ventures and
685       512    +34%    associates                       2 370    1 653    +43%

                         Total operating profit including
                         share of pre-tax operating
                         results from joint ventures and
  737       572    +29%  associates                       2 548    1 821    +40%

  394       320    +23%  Earnings for the period          1 367    1 063    +29%

    -         -      -   Prior period taxation(iv)           23        -      -

                         Earnings after prior period
  394       320    +23%  taxation                         1 390    1 063    +31%

 11.5p      9.0p   +28%  Earnings per share                39.9p    30.0p   +33%
________________________________________________________________________________


For notes i) to iv) see footnotes on page 2



                                  HIGHLIGHTS


 - Excluding re-measurements and disposals, total operating profit for the third quarter increased 15% to GBP633 million and Earnings per share rose by 16%.


 - E&P volumes for the quarter rose 23%, helped by increased Egypt and Trinidad and Tobago volumes and the start-up of production at Atlantic/ Cromarty (UK) and Dolphin Deep (Trinidad and Tobago).


 -  Completion of GBP1 billion share buyback programme.


 - Average UK contracted gas price is expected to be approximately 31 pence per therm for the gas year 2006/2007.


 -  Buzzard is on schedule to produce first oil in the fourth quarter.


 - Discovery of the Jasmine gas condensate field in the UK central North Sea, with gross estimated recoverable reserves of up to 275 million barrels. This near infrastructure field lends itself to early development.


 - Play-opening oil discoveries on the Parati and Tupi prospects in the Santos Basin, Brazil.


 - Acquired operatorship of discovered reserves and exploration acreage in Algeria.


 - Purchased the 170MW, gas-fired, Dighton power plant located in Massachusetts, USA.



i) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 19.

ii) 'Business Performance' excludes disposals and certain re-measurements as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business. For further explanation of Business Performance and the presentation of results from joint ventures and associates, see Presentation of Non-GAAP measures, page 11 and Results Presentation, page 3. Unless otherwise stated, the results discussed in this release relate to BG Group's Business Performance.

iii) Prior period taxation is as a result of the increase in North Sea taxation and includes an additional charge of GBP38 million in respect of the restatement of deferred tax balances at 1 January 2006.

iv) In addition to (iii) above, prior period taxation includes a GBP61 million credit relating to the impact of the increase in North Sea taxation on re-measurement balances.


                              RESULTS PRESENTATION


The presentation of BG Group's results under IFRS separately identifies the effect of:

 -   The re-measurement of certain financial instruments.
 - Profits and losses on the disposal and associated impairment of non-current assets and businesses.

These items are excluded from Business Performance in order to provide readers with a clear and consistent presentation of the underlying operating performance of the Group's ongoing businesses.


Under IFRS the results of joint ventures and associates are presented net of finance costs and tax (see pages 13 and 14). Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented both before interest and tax, and after tax. The pre-interest and tax result is included in Business Performance discussed on pages 4 to 10. The table below sets out the amounts related to joint ventures and associates, re-measurements under IAS 39 and profits on disposal and impairment of non-current assets and businesses.


________________________________________________________________________________

Third Quarter              Business            Disposals          Total
                          Performance            and re-          Result
                                             measurements(i)

                         2006      2005      2006      2005    2006    2005
                         GBPm      GBPm      GBPm      GBPm    GBPm    GBPm
Operating profit
before share
of results from joint
ventures and
associates                581       491       104        21     685     512

Pre-tax share of
operating
results of joint
ventures and
associates                 52        60         -         -      52      60
                      __________________________________________________________

Total operating
profit                    633       551       104        21     737     572

Net finance costs
Finance income             25        21         1         6      26      27
Finance costs             (21)      (24)       (1)       (5)    (22)    (29)
Share of joint
ventures and
associates                (17)      (11)        -         -     (17)    (11)
                      __________________________________________________________

                          (13)      (14)        -         1     (13)    (13)
Taxation
Taxation                 (265)     (207)      (52)      (11)   (317)   (218)
Share of joint
ventures and
associates                 (1)       (8)        -         -      (1)     (8)
                      __________________________________________________________

                         (266)     (215)      (52)      (11)   (318)   (226)
                      __________________________________________________________

Profit for the period     354       322        52        11     406     333
                      __________________________________________________________

Profit attributable
to:
Shareholders
(earnings)                342       307        52        13     394     320
Minority interest          12        15         -        (2)     12      13
                      __________________________________________________________

                          354       322        52        11     406     333
________________________________________________________________________________



i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 11.



                                BUSINESS REVIEW

The results discussed in this Business Review (pages 4 to 10) relate to BG Group's performance excluding disposals and re-measurements. For the impact and a description of these items, see the consolidated income statements (pages 13 and 14) and Note 2 of the accounts (page 20). Results at constant US$/UKGBP exchange rates and upstream prices are also quoted. See Presentation of Non-GAAP measures (page 11) for an explanation of these metrics.


                                     GROUP

________________________________________________________________________________

Business Performance                                      Third Quarter
                                                         2006      2005
                                                         GBPm      GBPm

Revenue and other operating income                      1 647     1 339    +23%


Total operating profit including share of pre-tax
results from joint ventures and associates
                                                      ________   _______

Exploration and Production                                509       419    +21%
Liquefied Natural Gas                                      65        54    +20%
Transmission and Distribution                              56        64    -13%
Power Generation                                           16        21    -24%
Other activities                                          (13)       (7)   +86%
                                                      ________   _______

                                                          633       551    +15%

Net finance costs                                         (13)      (14)    -7%
Taxation                                                 (266)     (215)   +24%
Earnings                                                  342       307    +11%
Earnings per share                                       10.0p      8.6p   +16%

Capital investment                                        511       457    +12%
________________________________________________________________________________



                                 Third quarter

Revenue and other operating income increased 23% to GBP1 647 million. This reflected a GBP182 million increase in E&P and a GBP162 million increase in LNG.

Total operating profit increased by 15% to GBP633 million reflecting the step-up in E&P production, strong growth in the LNG business and at Comgas, partially offset by an increase in exploration costs and the deconsolidation of MetroGAS.

At constant US$/UKGBP exchange rates and upstream prices, total operating profit increased by 9%.

Net finance costs were GBP1 million lower and included interest receivable of GBP7 million in respect of taxation. The effective tax rate (including the BG Group share of tax attributable to joint ventures and associates) was approximately 44% for the nine months (prior year 40%). This includes the impact in the current year of the increase in North Sea taxation but excludes the effect of a one-off charge of GBP38 million to restate deferred tax balances at 1 January 2006.


Earnings increased by 11% to GBP342 million.

Cash generated by operations increased by GBP32 million to GBP730 million, primarily due to higher operating profit.

Capital investment in the quarter of GBP511 million comprised continuing investment in Europe and Central Asia (GBP157 million), Mediterranean Basin and Africa (GBP85 million), North America and the Caribbean (GBP198 million), South America (GBP40 million) and Asia Pacific (GBP31 million).

As at 30 September 2006, the Group had completed the share repurchase programme announced in November 2005, purchasing 149 million shares at an average price of GBP6.71 per share, returning GBP1 billion to shareholders. At the end of the quarter, net borrowings were GBP358 million and the Group's gearing ratio was 5.3%.



                           EXPLORATION AND PRODUCTION

________________________________________________________________________________

Business Performance                                     Third Quarter
                                                        2006       2005
                                                        GBPm       GBPm

Production volumes (mmboe)                            50.6(i)      41.2    +23%

Revenue and other operating income                       870        688    +26%

Total operating profit                                   509        419    +21%

Capital investment                                       297        207    +43%

(i) Includes fuel gas for the quarter of 0.98 mmboe

Additional operating and financial data are given on page 29.
________________________________________________________________________________



                                 Third quarter

E&P total operating profit increased by 21% to GBP509 million principally due to higher production volumes, partially offset by higher exploration costs.

Production volumes increased by 23%, driven by West Delta Deep Marine (Egypt) and the Dolphin field (Trinidad and Tobago), following the continued build-up of production at Egyptian LNG Trains 1 and 2 and Atlantic LNG Train 4. The start-up of the Dolphin Deep field (Trinidad and Tobago) and the ramp-up of Atlantic/ Cromarty (UK) fields in the quarter also contributed to the increase in volumes.

Unit operating expenditure at GBP2.36 ($4.39) per boe was down 20 pence (18 cents) per barrel of oil equivalent principally due to a higher proportion of production coming from lower cost fields.

The exploration charge of GBP86 million is GBP44 million higher than 2005 reflecting the increased exploration activities across the Group.

For the UK gas year starting 1 October 2006, BG Group expects to realise an average contracted price of approximately 31 pence per therm on North Sea gas production. This compares to 26 pence per therm in the prior gas year.

Capital investment of GBP297 million included expenditure in the UK (GBP94 million), Egypt (GBP40 million), Kazakhstan (GBP26 million), Trinidad and Tobago (GBP25 million), India (GBP24 million) and Tunisia (GBP24 million).


                       Third quarter business highlights

In Trinidad and Tobago, on 29 September, BG Group completed the NCMA 3a project (BG Group 45.88%), feeding Atlantic LNG Trains 2, 3 and 4. Negotiations for further ECMA (BG Group 50%) domestic gas sales of 220 mmscfd are ongoing, with an agreement expected to be finalised before year-end. Following expiry of its exploration licence, BG Group signed a new Central Block (BG Group 65%) E&P licence in September and exploration drilling commenced on the Block with the spudding of the Baraka East-1 well.

On 1 September, BG Group announced the discovery of a gas condensate field, Jasmine, in the central North Sea. The discovery straddles Blocks 30/6 and 30/7a (BG Group 30.5%). BG Group estimates gross recoverable reserves to be between 100 and 275 million barrels. This near infrastructure field lends itself to early development.

During the quarter, BG Group and partners made two oil discoveries in the Santos Basin, Brazil. The first well was drilled in Block BMS-10 (BG Group 25%) on the Parati prospect, and the second well in Block BMS-11 (BG Group 25%) discovering the more significant Tupi field. BG Group has interests in four large blocks in this new Santos Basin pre-salt play.

In  August,   BG  Group  entered  Algeria,   acquiring  a  36.75%  interest  and
operatorship of the onshore Hassi Ba Hamou Perimeter, consisting of the Hassi Ba Hamou gas discovery and five blocks covering approximately 18 380 sq km.

Since May 2006, BG Group and its partners have been engaged in negotiations with the Government of Bolivia regarding the contracts governing investment in, and operation of, hydrocarbon assets in Bolivia. On 28 October 2006, BG Group signed new contracts with the Government of Bolivia. These contracts are required to be ratified by the national congress.


                             LIQUEFIED NATURAL GAS

________________________________________________________________________________


Business Performance                                    Third Quarter
                                                       2006       2005
                                                       GBPm       GBPm

Revenue and other operating income                      566        404     +40%

Total operating profit
                                                      _________________
Shipping and marketing                                   58         31     +87%
Liquefaction                                             25         30     -17%
Business development and other                          (18)        (7)   +157%
                                                      _________________

                                                         65         54     +20%

Capital investment                                      178        207     -14%

Additional operating and financial data are given on page 29.
________________________________________________________________________________


                                 Third quarter

LNG total operating profit increased by GBP11 million to GBP65 million reflecting higher volumes in the shipping and marketing business, partially offset by increased business development costs.

In shipping and marketing, total operating profit increased by GBP27 million to GBP58 million reflecting an increase in long-term contract supply, and the optimisation of that supply through global diversions and downstream marketing, underscoring the value of the Group's marketing capability and flexible portfolio

BG Group's share of operating profit from liquefaction activities decreased by GBP5 million to GBP25 million, principally due to more profit being recognised in the E&P segment as the contract at Egyptian LNG Train 1 entered its commercial phase.

Increased business development and other costs reflects the development of liquefaction, supply and regasification opportunities across the portfolio.

Capital investment includes GBP69 million in relation to three LNG vessels delivered this year and four due for delivery in 2007, GBP40 million investment in Atlantic LNG and GBP43 million in relation to the Lake Charles Phase 2 expansion.


                       Third quarter business highlights

In August, BG Group took delivery of the 145 000m3 LNG carrier, the Methane Lydon Volney.

On 29 September, BG Group signed the Project Development Agreement (PDA) for the construction and supply of a 2.5 mtpa LNG regasification terminal at Quintero Bay, Chile. The PDA sets out the framework for negotiating fully-termed contracts.


                         TRANSMISSION AND DISTRIBUTION

________________________________________________________________________________

Business Performance                                  Third Quarter
                                                     2006       2005
                                                     GBPm       GBPm

Revenue and other operating income
                                                  ________    _______

Comgas                                                193        141       +37%
MetroGAS                                                -         53         -
Other                                                  31         30        +3%
                                                  ________    _______

                                                      224        224         -
Total operating profit
                                                  ________    _______
Comgas                                                 49         43       +14%
MetroGAS                                                -         11         -
Other                                                   7         10       -30%
                                                  ________    _______

                                                       56         64       -13%

Capital investment                                     32         39       -18%
________________________________________________________________________________


                                 Third quarter

T&D total operating profit of GBP56 million was GBP8 million lower than 2005. Excluding the results of MetroGAS in 2005, total operating profit increased by GBP3 million.

At Comgas, in Brazil, operating profit increased by GBP6 million to GBP49 million, primarily due to a 12% increase in volumes and a favourable Brazilian Real exchange rate. Operating profit includes the net cost (GBP3 million) of passing back to customers the reduced gas costs experienced in earlier periods. A further GBP11 million is expected to be passed back in future periods.

Capital investment mainly represents the development of the Comgas pipeline network.


                       Third quarter business highlights

On 2 October, Interconnector (UK) Ltd (BG Group 25%) completed its second phase enhancement of reverse flow capacity two months early. The Interconnector now offers flexibility for shippers to nominate up to 20 billion cubic metres of gas per annum (bcma) in UK export mode and/or up to 23.5 bcma in UK import mode.


                                POWER GENERATION

________________________________________________________________________________

Business Performance                                  Third Quarter
                                                     2006       2005
                                                     GBPm       GBPm

Revenue and other operating income                     42         47       -11%

Total operating profit                                 16         21       -24%

Capital investment                                      3          -         -
________________________________________________________________________________


                                 Third quarter

Operating profit of GBP16 million was GBP5 million lower than the same period last year, principally due to maintenance activity at Premier Power in Northern Ireland.


                       Third quarter business highlights

On 1 October, BG Group purchased the 170MW, gas-fired, Dighton power plant located in Bristol County, Massachusetts, USA for $90.2 million.


________________________________________________________________________________

                     Presentation of Non-GAAP measures

Business Performance

'Business Performance' excludes certain disposals and re-measurements (see below) as exclusion of these items provides a clear and consistent presentation of the underlying operating performance of the Group's ongoing business.

BG Group uses commodity instruments to manage price exposures associated with its marketing and optimisation activity in the UK and US. This activity enables the Group to take advantage of commodity price movements. It is considered more appropriate to include both unrealised and realised gains and losses arising from the mark-to-market of derivatives associated with this activity in 'Business Performance'.


Disposals and re-measurements

BG Group's commercial arrangements for marketing gas include the use of long-term gas sales contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, certain UK gas sales contracts are classified as derivatives under the rules of IAS 39 and are required to be measured at fair value at the balance sheet date. Unrealised gains and losses on these contracts reflect the comparison between current market gas prices and the actual prices to be realised under the gas sales contract.

BG Group also uses commodity instruments to manage certain price exposures in respect of optimising the timing of its gas sales associated with contracted UK storage and pipeline capacity. These instruments are also required to be measured at fair value at the balance sheet date under IAS 39. However, IAS 39 does not allow the matching of these fair values to the economically hedged value of the related gas in storage (taking account of gas prices based on the forward curve or expected delivery destination and the associated storage and capacity costs).

BG Group also uses financial instruments, including derivatives, to manage foreign exchange and interest rate exposure. These instruments are required to be recognised at fair value or amortised cost on the balance sheet in accordance with IAS 39. Most of these instruments have been designated either as hedges of foreign exchange movements associated with the Group's net investments in foreign operations, or as hedges of interest rate risk. Where these instruments cannot be designated as hedges under IAS 39, unrealised movements in fair value are recorded in the income statement.

Unrealised gains and losses in respect of long-term gas sales contracts and derivatives associated with gas in UK storage and pipeline facilities and interest rate and foreign exchange exposure in respect of financial instruments which cannot be designated as hedges under IAS 39 are disclosed separately as 'disposals and re-measurements'. Realised gains and losses relating to these instruments are included in Business Performance. This presentation best reflects the underlying performance of the business since it distinguishes between the temporary timing differences associated with re-measurements under IAS 39 rules and actual realised gains and losses.

BG Group has also separately identified profits and losses associated with the disposal of non-current assets as they are items which require separate disclosure in order to provide a clearer understanding of the results for the period.

For a  reconciliation  between the overall results and Business  Performance and
details  of  disposals  and   re-measurements,   see  the  consolidated   income
statements, pages 13 and 14 and Note 2 to the accounts, page 20.

Joint ventures and associates

Under IFRS the results from jointly controlled entities (joint ventures) and associates, accounted for under the equity method, are required to be presented net of finance costs and tax on the face of the income statement. Given the relevance of these businesses within BG Group, the results of joint ventures and associates are presented before interest and tax, and after tax. This approach provides additional information on the source of BG Group's operating profits. For a reconciliation between operating profit and earnings including and excluding the results of joint ventures and associates, see Note 3 to the accounts, page 21.

Exchange rates and prices

BG Group also discloses certain information, as indicated, at constant US$/UKGBP exchange rates and upstream prices. The presentation of results in this manner is intended to provide additional information to explain further the underlying trends in the business.

Net borrowings/funds

BG Group provides a reconciliation of net borrowings/funds and an analysis of the amounts included within net borrowings/funds as this is an important
liquidity             measure             for             the             Group.
________________________________________________________________________________





________________________________________________________________________________

                              LEGAL NOTICE

These  results  include  "forward-looking  information"  within  the  meaning of
Section 27A of the US Securities Act of 1933, as amended and Section 21E of the US Securities Exchange Act of 1934, as amended. Certain statements included in these results, including without limitation, those concerning (i) strategies, outlook and growth opportunities, (ii) positioning to deliver future plans and to realise potential for growth, (iii) delivery of the performance required to achieve the revised 2006 targets and growth programme, (iv) development of new markets, (v) the development and commencement of commercial operations of new projects, (vi) liquidity and capital resources, (vii) plans for capital and investment expenditure and (viii) statements preceded by "expected", "scheduled", "targeted", "planned", "proposed", "intended" or similar statements, contain certain forward-looking statements concerning operations, economic performance and financial condition. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, (i) changes in economic, market and competitive conditions, including oil and gas prices, (ii) success in implementing business and operating initiatives, (iii) changes in the regulatory environment and other government actions, including UK and international corporation tax rates, (iv) a major recession or significant upheaval in the major markets in which BG Group operates, (v) the failure to ensure the safe operation of assets worldwide, (vi) implementation risk, being the challenges associated with delivering capital intensive projects on time and on budget, including the need to retain and motivate staff, (vii) commodity risk, being the risk of a significant fluctuation in oil and/or gas prices from those assumed, (viii) fluctuations in exchange rates, in particular the US$/UKGBP exchange rate being significantly different to that assumed, (ix) risks encountered in the gas and oil exploration and production sector in general, (x) business risk management and (xi) the Risk Factors included in BG Group's Annual Report and Accounts 2005. BG Group undertakes no obligation to update any forward-looking statements.

No part of these results constitutes or shall be taken to constitute an invitation or inducement to invest in BG Group plc or any other entity and must not be relied upon in any way in connection with any investment decision.

Cautionary note to US investors

The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this presentation such as "estimated recoverable reserves" and "discovered reserves" that the SEC's guidelines strictly prohibit us from including in filings with the SEC. US investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-09337, available from us at BG Group, 100 Thames Valley Park Drive, Reading RG6 1PT,
Attention: Company Secretary. You may read and copy this information at the SEC's public reference room, located at 100F Street NE., Room 1580 Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. This filing is also available at the internet website
maintained           by           SEC           at           http://www.sec.gov.
________________________________________________________________________________




                         CONSOLIDATED INCOME STATEMENT
                                 THIRD QUARTER

                           _____________________________________________________

                                   2006                    2005 restated(i)

                                    Disposals                  Disposals
                              Busi-    and re             Busi-  and re-
                               ness  measure-              ness  measure
                            Perfor-     ments           Perfor-   -ments
                              mance  (Note 2)     Total   mance (Note 2)   Total
                               (ii)      (ii)    Result    (ii)     (ii)  Result


                   Notes       GBPm     GBPm       GBPm   GBPm     GBPm    GBPm


Group revenue                 1 621        -    1 621    1 352        -   1 352
Other operating
income                 2         26      104      130      (13)      21       8
                           _____________________________________________________
Group revenue and
other operating
income                 3      1 647      104    1 751    1 339     21     1 360
Operating costs              (1 066)       -   (1 066)    (848)       -    (848)
Profits and losses
on disposal of
non-current
assets                 2          -        -        -        -        -       -
                           _____________________________________________________

Operating profit/
(loss) before share
of results
from joint ventures
and associates          3        581      104      685      491       21     512
                           _____________________________________________________

Finance income      2, 4         25        1       26       21        6      27
Finance costs       2, 4        (21)      (1)     (22)     (24)      (5)    (29)
Share of post-tax
results from joint
ventures and
associates             3         34        -       34       41        -      41
                           _____________________________________________________

Profit/(loss)
before tax                      619      104      723      529       22     551
Taxation            2, 5       (265)     (52)    (317)    (207)     (11)   (218)
                           _____________________________________________________

Profit for the
period                          354       52      406      322       11     333
                           _____________________________________________________

Attributable to:
                           _____________________________________________________
BG Group
shareholders
(earnings)                      342       52      394      307       13     320
Minority interest                12        -       12       15       (2)     13
                           _____________________________________________________

                                354       52      406      322       11     333
                           _____________________________________________________

Earnings per share
- basic                6       10.0p     1.5p    11.5p     8.6p     0.4p    9.0p

Earnings per share
- diluted              6        9.8p     1.5p    11.3p     8.6p     0.4p    9.0p
                           _____________________________________________________

________________________________________________________________________________

Total operating
profit including
share of pre-tax
operating results
from joint ventures
and associates(iii)    3        633      104      737      551       21     572
________________________________________________________________________________



i) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 19.

ii) See Presentation of Non-GAAP measures, page 11, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.

iii) This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.



                         CONSOLIDATED INCOME STATEMENT

                                  NINE MONTHS

                           _____________________________________________________

                                   2006                    2005 restated(i)

                                    Disposals                  Disposals
                              Busi-    and re             Busi-  and re-
                               ness  measure-              ness  measure
                            Perfor-     ments           Perfor-   -ments
                              mance  (Note 2)     Total   mance (Note 2)   Total
                               (ii)      (ii)    Result    (ii)     (ii)  Result

                   Notes       GBPm     GBPm       GBPm    GBPm     GBPm    GBPm

Group revenue          5        305        -      5 305  3 556        -   3 556

Other operating
income                 2         68      213        281     10     (137)   (127)
                           _____________________________________________________

Group revenue
and other
operating
income                 3      5 373      213      5 586  3 566     (137)  3 429
Operating costs              (3 208)       -     (3 208)(2 205)       -  (2 205)

Profits and losses
on disposal of
non-current
assets                 2          -       (8)        (8)     -      429     429
                           _____________________________________________________

Operating
profit/(loss)
before share
of results
from joint
ventures and
associates             3      2 165      205      2 370  1 361      292   1 653
Finance income      2, 4         82        8         90     51       35      86

Finance costs       2, 4        (57)      (9)       (66)   (70)     (24)    (94)


Share of post-tax
results from
joint ventures
and associates         3        101        -        101    118        -     118
                           _____________________________________________________

Profit/(loss)
before tax                    2 291      204      2 495  1 460      303   1 763
Taxation             2,5     (1 025)     (45)    (1 070)  (572)     (85)   (657)
                           _____________________________________________________

Profit/ (loss)
for the period                1 266      159      1 425    888      218   1 106
                           _____________________________________________________

Attributable to:

BG Group
shareholders
(earnings)                    1 230      160      1 390    851      212   1 063

Minority
interest                         36       (1)        35     37        6      43
                           _____________________________________________________

                              1 266      159      1 425    888      218   1 106
                           _____________________________________________________

Earnings per
share - basic          6       35.3p     4.6p      39.9p  24.0p     6.0p   30.0p

Earnings per
share - diluted        6       35.1p     4.5p      39.6p  23.9p     6.0p   29.9p
                           _____________________________________________________

________________________________________________________________________________

Total operating
profit including
share of pre-tax
operating results
from joint ventures
and associates (iii)   3      2 343      205      2 548  1 529      292   1 821
________________________________________________________________________________



i) 2005 comparatives have been restated on the application of IFRIC 4 and amendments to IAS 39. See Note 1, page 19.

ii) See Presentation of Non-GAAP measures, page 11, for an explanation of results excluding disposals and re-measurements and presentation of the results of joint ventures and associates.

iii) This measurement is shown by BG Group as it is used as a means of measuring the underlying performance of the business.



                           CONSOLIDATED BALANCE SHEET

                                                             As at
                                                30 Sept     31 Dec      30 Sept
                                                  2006        2005         2005
                                                          restated     restated
                                                  GBPm        GBPm         GBPm
Assets

Non-current assets

Goodwill                                           331          342         349
Other intangible assets                            815          682         712
Property, plant and equipment                    5 927        5 830       5 662
Investments                                      1 113        1 129       1 100
Deferred tax assets                                 97           91          83
Trade and other receivables                         44           52          54
Derivative financial instruments                   138           84         115
________________________________________________________________________________

                                                 8 465        8 210       8 075

Current assets

Inventories                                        206          185         144
Trade and other receivables                      1 565        1 674       1 243
Commodity contracts and other derivative
financial instruments                               81           10          16
Cash and cash equivalents                        1 191        1 516       1 335
________________________________________________________________________________

                                                 3 043        3 385       2 738

Assets classified as held for sale                   -           10           -
________________________________________________________________________________

Total assets                                    11 508       11 605      10 813
________________________________________________________________________________

Liabilities

Current liabilities

Borrowings                                         (77)         (81)       (341)
Trade and other payables                        (1 283)      (1 308)     (1 031)
Current tax liabilities                           (386)        (409)       (340)
Commodity contracts and other derivative
financial instruments                             (453)        (711)       (619)
________________________________________________________________________________

                                                (2 199)      (2 509)     (2 331)

Non-current liabilities

Borrowings                                      (1 592)      (1 497)     (1 454)
Trade and other payables                           (15)         (68)        (85)
Derivative financial instruments                    (1)          (2)         (1)
Deferred income tax liabilities                 (1 011)        (733)       (805)
Retirement benefit obligations                    (160)        (154)       (152)
Provisions for other liabilities and charges      (357)        (372)       (355)
________________________________________________________________________________

                                                (3 136)      (2 826)     (2 852)

Liabilities associated with assets classified
as held for sale                                     -           (3)          -
________________________________________________________________________________

Total liabilities                               (5 335)      (5 338)     (5 183)
________________________________________________________________________________

Net assets                                       6 173        6 267       5 630
________________________________________________________________________________

Attributable to:

BG Group equity shareholders                    6 063         6 169       5 582
Minority interest                                 110            98          48
________________________________________________________________________________

Total equity                                    6 173         6 267       5 630
________________________________________________________________________________



                         STATEMENT OF CHANGES IN EQUITY

Third    Quarter                                               Nine Months
 2006       2005                                              2006     2005
        restated                                                   restated
 GBPm       GBPm                                              GBPm     GBPm

                      Equity as at start of period

6 266     5 185       BG Group shareholders' funds         6 182      4 567
  102        43       Minority interest                       98         20
________________________________________________________________________________

                      Equity as at start of period as
6 368     5 228       reported                             6 280      4 587

                      Effect of adoption of IFRIC 4 (see
    -         -       Note 1)                                (13)        (8)
    -         -       Effect of adoption of IAS 39(i)          -       (238)
________________________________________________________________________________

                      Equity as at start of period as
6 368     5 228       restated                             6 267      4 341

  406       333       Profit for the financial period      1 425      1 106
    4        14       Issue of shares                         13         28
 (357)       (2)      Purchase of own shares (ii)           (949)        (4)
                      Adjustment in respect of employee
   (7)        3       share schemes                            1         11
   (4)        -       Tax in respect of share schemes          9          -
 (103)      (68)      Dividends on ordinary shares          (247)      (142)
   (1)       (9)      Dividends paid to minority interest    (18)       (23)
                      Currency translation and hedge
 (133)      131       adjustments net of tax                (328)       313
________________________________________________________________________________

                      Net changes in equity for the
 (195)      402       financial period                       (94)     1 289

                      Equity as at 30 September

6 063     5 582       BG Group shareholders' funds         6 063      5 582
  110        48       Minority interest                      110         48
________________________________________________________________________________

6 173     5 630                                            6 173      5 630
________________________________________________________________________________



i) BG Group adopted IAS 39 from 1 January 2005.

ii) 2006 includes GBP2 million of transaction costs in the quarter and GBP5 million in the nine months.



                       CONSOLIDATED CASH FLOW STATEMENT

  Third Quarter                                                   Nine Months
 2006       2005                                                2006       2005
        restated                                                       restated
 GBPm       GBPm                                                GBPm       GBPm
                   Cash flows from operating activities
  723        551   Profit before taxation                      2 495      1 763
                   Share of post-tax results from joint
  (34)       (41)  ventures and associates                      (101)      (118)
                   Depreciation of property, plant and
                   equipment and amortisation of intangible
  150        119   assets                                        448        357
                   Fair value movements in commodity
  (93)       (21)  contracts                                    (226)       137
                   Profit and losses on disposal of
    -          -   non-current assets and impairments              8       (429)
                   Unsuccessful exploration expenditure
   48         11   written off                                    77         32
   (7)       (13)  (Decrease)/increase in provisions               -          -
  (26)       (27)  Finance income                                (90)       (86)
   22         29   Finance costs                                  66         94
    7          3   Share-based payments                           18         11
  (60)        87   (Increase)/decrease in working capital       (139)        39
________________________________________________________________________________

  730        698   Cash generated by operations                2 556      1 800

 (269)      (229)  Income taxes paid                            (752)      (543)
________________________________________________________________________________

  461        469   Net cash inflow from operating activities   1 804      1 257
________________________________________________________________________________

                   Cash flows from investing activities
                   Dividends received from joint ventures
   34         22   and associates                                127         60
                   Proceeds from disposal of subsidiary
    -          -   undertakings and investments                    5         26
                   Proceeds from disposal of property, plant
    -         13   and equipment and intangible assets             -        949
                   Purchase of property, plant and equipment
 (311)      (365)  and intangible assets                        (910)      (893)
                   Loans (to)/from joint ventures and
  (49)        60   associates                                    (53)         6
                   Purchase of subsidiary undertakings and
  (18)        (1)  investments(i)                                (20)       (13)
________________________________________________________________________________

                   Net cash (outflow)/inflow from investing
 (344)      (271)  activities                                   (851)       135
________________________________________________________________________________

                   Cash flows from financing activities
    3         (6)  Net interest received/(paid)(ii)                5        (28)
 (100)       (68)  Dividends paid                               (243)      (142)
   (1)        (9)  Dividends paid to minority                    (18)       (23)
   47        111   Net proceeds from issue of new borrowings     105       (256)
  (60)      (138)  Repayment of borrowings                      (141)      (513)
    5         14   Issue of shares                                13         28
    -          -   Issue of shares to minority shareholder         1          -
 (365)        (2)  Purchase of own shares                       (958)        (4)
                   Net cash (outflow)/inflow from financing
 (471)       (98)  activities                                  (1 236)     (426)
________________________________________________________________________________
                   Net increase/(decrease) in cash and cash
 (354)       100   equivalents                                  (283)       966
                   Cash and cash equivalents at beginning of
1 567      1 223   period                                      1 516        340
  (22)        12   Effect of foreign exchange rate changes       (42)        29
________________________________________________________________________________
                   Cash and cash equivalents at end of
1 191      1 335   period(iii)                                 1 191      1 335
________________________________________________________________________________



i) Includes cash acquired of nil (2005 GBP18 million) on the purchase of a subsidiary undertaking.

ii) Includes capitalised interest for the third quarter of GBP12 million (2005 GBP9 million), and for the nine months of GBP43 million (2005 GBP19 million).

iii) Cash and cash equivalents comprise cash and short-term liquid investments that are readily convertible to cash.


            RECONCILIATION OF NET BORROWINGS/FUNDS(i) - NINE MONTHS


                                                                          GBPm
Net funds as at 31 December 2005 as reported                               253
Adoption of IFRIC 4 (See Note 1)                                          (283)
________________________________________________________________________________

Net borrowings as at 31 December 2005 restated(i) (ii)                     (30)

Net decrease in cash and cash equivalents                                 (283)
Cash outflow from changes in gross borrowings                               36
Inception of finance leases                                               (199)
Foreign exchange and other re-measurements                                 118
________________________________________________________________________________

Net borrowings as at 30 September 2006(i) (ii)                            (358)
________________________________________________________________________________


Net borrowings attributable to Comgas were GBP210 million (31 December 2005 GBP189 million).

As at 30 September 2006, BG Group's share of the net borrowings in joint ventures and associates amounted to approximately GBP1 billion, including BG Group shareholder loans of approximately

GBP0.6 billion. These net borrowings are included in BG Group's share of the net assets in joint ventures and associates which are consolidated in BG Group's accounts.


i) Net borrowings/funds are defined on page 31.

ii) Net borrowings/funds comprise:


                                                                As at
                                                       30 Sept         31 Dec
                                                          2006           2005
                                                          GBPm           GBPm
Amounts receivable/(due) within one year
Cash and cash equivalents                                1 191          1 516
Overdrafts, loans and finance leases                       (77)           (81)
Derivative financial instruments(iii)                      (17)           (50)
________________________________________________________________________________

                                                         1 097          1 385
Amounts receivable/(due) after more than one year
Loans and finance leases                                (1 592)        (1 497)
Derivative financial instruments                           137             82
________________________________________________________________________________

                                                        (1 455)        (1 415)
________________________________________________________________________________

Net borrowings                                            (358)           (30)
________________________________________________________________________________


iii) These items are included within commodity contracts and other derivative financial instrument balances on the balance sheet.


Notes

1. Basis of preparation

These primary statements are the unaudited interim consolidated financial statements of BG Group plc for both the quarter ended and the nine months ended 30 September 2006. The financial information does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985, and should be read in conjunction with the Annual Report and Accounts for the year ended 31 December 2005, as they provide an update of previously reported information.


The preparation of the interim financial statements requires management to make estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities at the date of the interim financial statements. If in the future such estimates and assumptions, which are based on management's best judgment at the date of the interim financial statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the year in which the circumstances change.


IFRIC Interpretation 4 'Determining whether an Arrangement contains a Lease'

IFRIC 4 requires companies to determine whether they have any arrangements which are or contain leases based on an assessment of whether specific assets are required to fulfil each arrangement or whether each arrangement conveys a right of use of the asset. If an arrangement contains a lease, the requirements of IAS 17, 'Leases', should be applied to the lease element of the arrangement.

BG Group has applied IFRIC 4 from 1 January 2006 and has concluded that the contract for the provision of capacity at Lake Charles contains a finance lease. Comparative information has been amended to reflect this arrangement. As at 1 January 2006, borrowings have increased by

GBP283 million, property, plant and equipment has increased by GBP263 million, deferred tax assets have increased by GBP7 million and retained earnings have decreased by GBP13 million to reflect this arrangement; comparative information has also been restated. The effect of this restatement on 2005 operating profit is a GBP3 million increase in the quarter and a GBP7 million increase in the nine months and an increase in finance costs of GBP4 million in the quarter and GBP10 million in the nine months. The tax effect was a GBP1 million decrease in the nine months, resulting in a GBP1 million decrease in earnings in the quarter and a GBP2 million decrease in the nine months.


IAS 39 'Financial Guarantee Contracts and Credit Insurance'

In August 2005, the IASB issued an amendment to IAS 39 which covers the accounting required for financial guarantee contracts that provide payment to be made if a debtor fails to make a payment when due. These contracts should be initially measured at fair value and subsequently re-measured using the higher of the provision set out in IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' or the initial amount less cumulative amortisation in accordance with IAS 18, 'Revenue'. This amendment is mandatory for periods beginning on or after 1 January 2006 and BG Group has adopted it from that date. As at 1 January 2006, investments have been increased by GBP5 million and provisions for other liabilities and charges have been increased by GBP5 million; comparative information has also been restated. The effect of this restatement on operating profit is nil for both quarter and nine months. There is a decrease of GBP1 million in finance costs and a GBP1 million decrease to the pre-tax share of operating results of joint ventures and associates in the nine months, nil effect in the quarter.


2. Disposals and re-measurements

Third Quarter                                                      Nine Months
 2006    2005                                                     2006    2005
 GBPm    GBPm                                                     GBPm    GBPm

                Revenue and other operating income -
  104      21   re-measurements of commodity contracts             213    (137)
                Profits and losses on disposal of non-current
    -       -   assets                                              (8)    429
                Finance costs - re-measurements of financial
    -       1   instruments                                         (1)     11
  (52)    (11)  Taxation                                           (45)    (85)
    -       2   Minority interest                                    1      (6)
________________________________________________________________________________

   52      13   Impact on earnings                                 160     212
________________________________________________________________________________



Third quarter and nine months: Revenue and other operating income

Re-measurements included within revenue and other operating income amount to a credit of GBP104 million for the quarter (2005 GBP21 million), of which GBP98 million (2005 GBP25 million) represents non-cash mark-to-market movements on certain long- term UK gas contracts. For the nine months, GBP213 million of re-measurements are included within revenue and other operating income, of which GBP199 million represents non-cash mark-to-market movements on certain long-term UK gas contracts. Whilst the activity surrounding these contracts involves the physical delivery of gas, the contracts fall within the scope of IAS 39 and meet the definition of a derivative instrument.


Net finance costs

Re-measurements presented in net finance costs relate primarily to certain derivatives used to hedge foreign exchange and interest rate risk which have not been designated as hedges under IAS 39, partly offset by foreign exchange movements on certain borrowings in a subsidiary. In 2005, re-measurements included the retranslation of MetroGAS US Dollar and Euro borrowings which could not be designated as hedges under IAS 39. Following the de-consolidation of MetroGAS and GASA in December 2005, these companies made no contribution to the results of BG Group in 2006.


2006 third quarter and nine months: Disposal of non-current assets

During the second quarter, BG Group disposed of its telecoms businesses. This resulted in a loss on disposal of GBP8 million. No tax arose on the disposal.


2005 third quarter and nine months: Disposal of non-current assets

During the first quarter of 2005, BG Group disposed of its 50% interest in Premier Transmission Limited to Premier Transmission Financing Plc for cash proceeds of GBP26 million. No tax arose on the disposal.

During the second quarter of 2005, BG Group completed the sale of its 16.67% interest in the North Caspian Sea PSA and received net pre-tax proceeds of approximately $1.8 billion realising a GBP416 million pre-tax and GBP279 million post-tax profit on the sale.


3. Segmental analysis


Group revenue              Disposals      Total           Disposals    Total
and other            Busi-    and re                 Busi-  and re-
operating             ness  measure-                  ness  measure
income             Perfor-     ments               Perfor-   -ments
                     mance                           mance
Third Quarter         2006     2006        2006      2005      2005     2005
                      GBPm     GBPm        GBPm      GBPm      GBPm     GBPm

Exploration and
Production             870      104         974       688        37      725
Liquefied Natural Gas  566        -         566       404       (16)     388
Transmission and
Distribution           224        -         224       224         -      224
Power Generation        42        -          42        47         -       47
Other activities         2        -           2         4         -        4
Less: intra-group
sales                  (57)       -         (57)      (28)        -      (28)
________________________________________________________________________________

                     1 647      104       1 751     1 339        21      1 360
________________________________________________________________________________



Group revenue              Disposals      Total           Disposals    Total
and other            Busi-    and re                 Busi-  and re-
operating             ness  measure-                  ness  measure
income             Perfor-     ments               Perfor-   -ments
                     mance                           mance
Nine Months           2006     2006        2006      2005      2005       2005
                      GBPm     GBPm        GBPm      GBPm      GBPm       GBPm

Exploration
and Production       2 927      213       3 140     1 981      (121)     1 860
Liquefied
Natural Gas          1 767        -       1 767       860       (16)       844
Transmission
and Distribution       651        -         651       589         -        589
Power Generation       184        -         184       168         -        168
Other activities         7        -           7        10         -         10
Less:
intra-group sales     (163)       -        (163)      (42)        -        (42)
________________________________________________________________________________

                     5 373      213       5 586     3 566      (137)     3 429
________________________________________________________________________________





3. Segmental analysis (continued)


                                Business        Disposals and
                                Performance   re-measurements      Total
                                     (i)              (i)
Third Quarter                    2006    2005    2006    2005    2006    2005
                                 GBPm    GBPm    GBPm    GBPm    GBPm    GBPm

Total operating profit before
share of results from joint
ventures and associates

Exploration and Production        509     419     104      37     613     456
Liquefied Natural Gas              40      24       -     (16)     40       8
Transmission and Distribution      46      54       -       -      46      54
Power Generation                   (1)      1       -       -      (1)      1
Other activities                  (13)     (7)      -       -     (13)     (7)
                               _________________________________________________

                                  581     491     104      21     685     512
                               _________________________________________________

Pre-tax share of operating
results of joint ventures and
associates(ii)

Liquefied Natural Gas              25      30       -       -      25      30
Transmission and Distribution      10      10       -       -      10      10
Power Generation                   17      20       -       -      17      20
                               _________________________________________________

                                   52      60       -       -      52      60
                               _________________________________________________

Total operating profit
including share of results from
joint ventures and associates

Exploration and Production        509     419     104      37     613     456
Liquefied Natural Gas              65      54       -     (16)     65      38
Transmission and Distribution      56      64       -       -      56      64
Power Generation                   16      21       -       -      16      21
Other activities                  (13)     (7)      -       -     (13)     (7)
                               _________________________________________________

                                  633     551     104      21     737     572
                               _________________________________________________


For notes i) to ii) see footnotes on page 23

3. Segmental analysis (continued)

                                 Business        Disposals and
                                 Performance     re-measurements         Total
                                     (i)                (i)
Nine Months                      2006    2005    2006    2005    2006    2005
                                 GBPm    GBPm    GBPm    GBPm    GBPm    GBPm
Total operating profit before
share of results from joint
ventures and associates

Exploration and Production      1 882   1 213     213     295   2 095   1 508
Liquefied Natural Gas             158      25       -     (16)    158       9
Transmission and Distribution     146     135       -      13     146     148
Power Generation                   11      16       -       -      11      16
Other activities                  (32)    (28)     (8)      -     (40)    (28)
                               _________________________________________________

                                2 165   1 361     205     292   2 370   1 653
                               _________________________________________________

Pre-tax share of operating
results of joint ventures and
associates(ii)

Liquefied Natural Gas              79      75       -       -      79      75
Transmission and Distribution      32      31       -       -      32      31
Power Generation                   67      62       -       -      67      62
                               _________________________________________________
                                  178     168       -       -     178     168
                               _________________________________________________

Total operating profit
including share of results from
joint ventures and associates

Exploration and Production      1 882   1 213     213     295   2 095   1 508
Liquefied Natural Gas             237     100       -     (16)    237      84
Transmission and Distribution     178     166       -      13     178     179
Power Generation                   78      78       -       -      78      78
Other activities                  (32)    (28)     (8)      -     (40)    (28)
                               _________________________________________________

                                2 343   1 529     205     292   2 548   1 821
                               _________________________________________________



i)   Business Performance  excludes certain disposals and  re-measurements.  See
     Note 2, page 20 and Presentation of Non-GAAP measures, page 11.

ii) Share of results in joint ventures and associates in the table above is before finance costs and taxation. The share of results after finance costs and taxation for the quarter is GBP34 million (2005 GBP41 million), and for the nine months is GBP101 million (2005 GBP118 million).


3. Segmental analysis (continued)

Total Result    Operating profit before      Share of results in
              share of results from joint    joint ventures and
                ventures and associates           associates      Total Result

Third Quarter       2006          2005        2006        2005    2006    2005
                    GBPm          GBPm        GBPm        GBPm    GBPm    GBPm

Exploration and
Production           613           456           -           -     613     456
Liquefied
Natural Gas           40             8          17          22      57      30
Transmission
and Distribution      46            54           6           6      52      60
Power Generation      (1)            1          11          13      10      14
Other activities     (13)           (7)          -           -     (13)     (7)
________________________________________________________________________________

                     685           512          34          41     719     553

Net finance
income/(costs)                                                       4      (2)

Taxation                                                          (317)   (218)
________________________________________________________________________________

Profit for the
period                                                             406     333
________________________________________________________________________________



Total Result   Operating profit before     Share of results in
             share of results from joint    joint ventures and
                ventures and associates          associates        Total Result

Nine Months         2006          2005        2006        2005    2006    2005
                    GBPm          GBPm        GBPm        GBPm    GBPm    GBPm

Exploration
and
Production         2 095         1 508           -           -   2 095   1 508
Liquefied
Natural Gas          158             9          39          57     197      66
Transmission
and
Distribution         146           148          19          22     165     170
Power Generation      11            16          43          39      54      55
Other activities     (40)          (28)          -           -     (40)    (28)
________________________________________________________________________________

                   2 370         1 653         101         118   2 471   1 771

Net finance
income/                                                             24      (8)
(costs)
Taxation                                                         (1 070)  (657)

________________________________________________________________________________

Profit for
the period                                                        1 425   1 106
________________________________________________________________________________



4. Net finance costs


 Third Quarter                                                  Nine Months
  2006    2005                                                  2006    2005
  GBPm    GBPm                                                  GBPm    GBPm

   (16)    (21)  Interest payable                                (47)    (58)
   (13)     (9)  Interest on obligations under finance leases    (43)    (22)
    12       9   Interest capitalised                             43      19
    (4)     (3)  Unwinding of discount on provisions(i)          (10)     (9)
    (1)     (5)  Disposals and re-measurements (Note 2)           (9)    (24)
________________________________________________________________________________

   (22)    (29)  Finance costs                                   (66)    (94)
________________________________________________________________________________

    25      21   Interest receivable                              82      51
     1       6   Disposals and re-measurements (Note 2)            8      35
________________________________________________________________________________

    26      27   Finance income                                   90      86
________________________________________________________________________________

     4      (2)  Net finance income/(costs)(ii)                   24      (8)
________________________________________________________________________________


i) Relates to the unwinding of the discount on provisions in respect of decommissioning and pension obligations, included in the income statement as a financial item within net finance costs.

ii) Excludes Group share of net finance costs from joint ventures and associates for the quarter of GBP17 million (2005 GBP11 million), and for the nine months of GBP51 million (2005 GBP29 million).


5. Taxation

The taxation charge for the quarter before disposals and re-measurements was GBP265 million (2005 GBP207 million), and the taxation charge including disposals and re-measurements was GBP317 million (2005 GBP218 million).

For the nine months, the taxation charge before disposals and re-measurements was GBP1 025 million (2005 GBP572 million). The taxation charge including disposals and re-measurements was GBP1 070 million (2005 GBP657 million).

The Group share of taxation from joint ventures and associates for the quarter was GBP1 million (2005 GBP8 million) and for the nine months was GBP26 million (2005 GBP21 million).


6. Earnings per ordinary share


          Third Quarter                                        Nine Months
        2006           2005                               2006            2005
________________________________________________________________________________

GBPm   Pence   GBPm   Pence                       GBPm   Pence    GBPm   Pence
         per            per                                per             per
       share          share                              share           share
________________________________________________________________________________


 394    11.5    320     9.0   Earnings           1 390    39.9   1 063    30.0
                              Re-measurements
                              (after tax and
 (52)   (1.5)   (13)   (0.4)  minority interest)  (168)   (4.8)     80     2.3

                              Profits and losses
                              on disposals
   -       -      -       -   (after tax)            8     0.2    (292)   (8.3)
________________________________________________________________________________

                              Earnings -
                              excluding
                              disposals and
 342    10.0    307     8.6   re-measurements    1 230    35.3     851    24.0
________________________________________________________________________________



Basic earnings per share calculations in 2006 are based on shares in issue of 3 424 million for the quarter and 3 481 million for the year to date.

The earnings figure used to calculate diluted earnings per ordinary share is the same as that used to calculate earnings per ordinary share given above, divided by 3 481 million for the quarter and 3 506 million for the year to date, being the weighted average number of ordinary shares in issue during the quarter as adjusted for share options.


7. Results Presentation


Nine Months              Business             Disposals           Total
                        Performance             and re-           Result
                                           measurements (i)
                      2006       2005        2006       2005     2006    2005
                      GBPm       GBPm        GBPm       GBPm     GBPm    GBPm
Operating profit
before disposal of
non-current assets   2 165      1 361         213       (137)   2 378   1 224

Profits and losses
on disposal of
non-current
assets(ii)               -          -          (8)       429       (8)    429
                   _____________________________________________________________
Operating profit
before share of
results from
joint ventures and
associates           2 165      1 361         205        292    2 370   1 653

Pre-tax share of
operating results
of joint ventures
and associates         178        168           -          -      178     168

                   _____________________________________________________________

Total operating
profit              2 343      1 529          205        292   2 548   1 821

Net finance costs
Finance income            82        51          8         35      90      86
Finance costs            (57)      (70)        (9)       (24)    (66)    (94)
Share of joint
ventures and
associates               (51)      (29)         -          -     (51)    (29)
                   _____________________________________________________________

                         (26)      (48)        (1)        11     (27)    (37)
Taxation
Taxation              (1 025)     (572)       (45)       (85) (1 070)   (657)
Share of joint
ventures and
associates               (26)      (21)         -          -      (26)   (21)
                   _____________________________________________________________

                    (1 051)       (593)       (45)       (85)  (1 096)  (678)

                   _____________________________________________________________

Profit for the
period(iii)         1 266          888        159        218   1 425   1 106
                   _____________________________________________________________
Profit attributable
to:
Shareholders
(earnings)          1 230          851        160        212   1 390   1 063
Minority interest      36           37         (1)         6      35      43
                   _____________________________________________________________

                    1 266          888        159        218   1 425   1 106
________________________________________________________________________________


i) Re-measurements excluded from Business Performance

The IAS 39 re-measurements reflect movements in external market prices and exchange rates. Financial instruments include certain long-term UK gas contracts which are classified as derivatives under IAS 39 due to the nature of the contract terms and are therefore required to be marked-to-market. This treatment has no impact on the ongoing cashflows of the business and these unrealised mark-to-market movements are best presented separately from underlying business performance. For an explanation of Non-GAAP measures see page 11.

ii) 2005 includes GBP416 million on disposal of BG Group's interest in the North Caspian PSA.

iii) 2006 includes prior period taxation adjustments following the increase in North Sea taxation.


8. Capital investment: geographical analysis


    Third Quarter                                               Nine Months
   2006      2005                                             2006       2005
   GBPm      GBPm                                             GBPm       GBPm

    157       112   Europe and Central Asia                    370        413
     40        46   South America                              153        103
     31        32   Asia Pacific                                84         61
    198       223   North America and the Caribbean            479        388
     85        44   Mediterranean Basin and Africa             212        222
________________________________________________________________________________

    511       457                                            1 298      1 187
________________________________________________________________________________




9. Quarterly information: earnings and earnings per share



                                             2006    2005         2006    2005
                                             GBPm    GBPm        pence   pence

First quarter
  - including disposals and re-measurements   578     259         16.4     7.3
  - excluding disposals and re-measurements   563     269         16.0     7.6
Second quarter
  - including disposals and re-measurements   418     484         12.0    13.7
  - excluding disposals and re-measurements   325     275          9.3     7.8
Third quarter
  - including disposals and re-measurements   394     320         11.5     9.0
  - excluding disposals and re-measurements   342     307         10.0     8.6
Fourth quarter
  - including disposals and re-measurements           462                 13.0
  - excluding disposals and re-measurements           503                 14.2
________________________________________________________________________________

Full year
  - including disposals and re-measurements         1 525                 43.1
  - excluding disposals and re-measurements         1 354                 38.3
________________________________________________________________________________



Supplementary information: Operating and financial data


    Third Quarter           Second                                                            Nine Months
                           Quarter
   2006      2005             2006                                                           2006      2005

                                     Production volumes (mmboe)
    4.3       4.6              5.3   - oil                                                   15.2      13.8
    6.9       5.8              7.6   - liquids                                               21.9      21.9
   39.4(i)   30.8             42.7   - gas                                                  124.9(i)   93.8
__________________________________                                                     _____________________

   50.6      41.2             55.6   - total                                                162.0     129.5
__________________________________                                                     _____________________

                                     Production volumes (boepd in thousands)
     47        50               58   - oil                                                     56        50
     75        63               84   - liquids                                                 80        80
    428       335              468   - gas                                                    457       344
__________________________________                                                     _____________________

    550       448              610   - total                                                  593       474
__________________________________                                                     _____________________

                                     LNG cargoes
     14         8               22    - delivered to Lake Charles                              38        25
     16        15               14    - delivered to Elba Island                               39        36
     13         7               13    - re-marketed                                            55        18
__________________________________                                                     _____________________

     43        30               49    - total                                                 132        79
__________________________________                                                     _____________________


GBP38.48  GBP35.25         GBP38.71   Average realised oil price per barrel               GBP37.54  GBP29.50
($71.43)  ($63.02)         ($69.76)                                                       ($67.68)  ($54.68)

GBP31.00  GBP26.98         GBP31.51   Average realised liquids price per barrel           GBP30.42  GBP20.68
($57.56)  ($48.23)         ($56.79)                                                       ($54.84)  ($38.32)

  25.50p    20.10p           26.20p  Average realised UK gas price per produced therm       30.91p    22.72p

                                     Average realised International gas price per
  16.83p    17.92p           17.05p  produced therm                                         17.41p    15.39p

  18.52p    18.42p           19.09p  Average realised gas price per produced therm          20.47p    17.56p

GBP1.45   GBP1.42          GBP1.21   Lifting costs per boe                                GBP1.28   GBP1.23
($2.69)   ($2.54)           ($2.18)                                                        ($2.30)   ($2.27)

GBP2.36   GBP2.56          GBP2.07   Operating expenditure per boe                        GBP2.20   GBP2.22
($4.39)   ($4.57)           ($3.72)                                                        ($3.97)   ($4.11)

    229       166              160   Development expenditure (GBPm)                           520       495

                                     Gross exploration expenditure (GBPm)
     65        34               66   - capitalised expenditure                                267       136
     38        31               37   - other expenditure                                      108        69
__________________________________                                                     _____________________

    103        65              103   - gross expenditure                                      375       205
__________________________________                                                     _____________________


i) Includes fuel gas for the third quarter of 0.98 mmboe and 3.20 mmboe for the nine months.


Supplementary information: Operating and financial data (continued)

BG Group's exposure to the oil price varies according to a number of factors including the mix of production and sales. Management estimates that, other factors being constant, a $1.00 rise (or fall) in the Brent price would increase (or decrease) operating profit in 2006 by approximately GBP40 million to GBP50 million.

BG Group's exposure to the US$/UKGBP exchange rate varies according to a number of factors including commodity prices and the timing of US Dollar revenues and costs including capital expenditure. Management estimates that in 2006, other factors being constant, a 10 cent strengthening (or weakening) in the US Dollar would increase (or decrease) operating profit by approximately GBP120 million to GBP140 million.


________________________________________________________________________________

Glossary
In BG Group's results some or all of the following definitions are used:
________________________________________________________________________________

bcf        billion cubic feet
bcfd       billion cubic feet per day
bcma       billion cubic metres per annum
boe        barrels of oil equivalent
boed       barrels of oil equivalent per day
bopd       barrels of oil per day
CCGT       combined cycle gas turbine
DCQ        daily contracted quantity
E&P        Exploration and Production
EPC        engineering, procurement and construction
EPIC       engineering, procurement, installation and commissioning
FEED       front end engineering design
FERC       Federal Energy Regulatory CommissionGearing ratio represents
Gearing    net borrowings as a percentage of total shareholders' funds
ratio      (excluding the re-measurement of commodity financial instruments and associated deferred tax) plus net borrowings
GW         gigawatt
IAS 39     International Accounting Standard 39 (Financial Instruments)
IFRS       International Financial Reporting Standards
LNG        Liquefied Natural Gas
m          million
mmboe      million barrels of oil equivalent
mmbtu      million british thermal units
mmcfd      million cubic feet per day
mmcmd      million cubic metres per day
mmscfd     million standard cubic feet per day
mmscm      million standard cubic metres
mmscmd     million standard cubic metres per day
MoU        Memorandum of understanding
mtpa       million tonnes per annum
MW         megawatt
Net        Comprise cash, current asset investments, finance leases, currency borrowings and interest rate derivative financial instruments and short- and
/funds     long-term borrowings
NGL        Natural gas liquids
PSA        production sharing agreement
T&D         Transmission and Distribution
Total      Group operating profit plus share of pre-tax operating results of operating  joint ventures and associates
profit
UKCS       United Kingdom Continental Shelf
UKCNS      United Kingdom central North Sea
Unit opex  Production Costs and other operating costs (royalties) for the period divided by total net production for that period
Unit       Production Costs for the period excluding tariff and insurance costs
lifting    divided by total net production for that period
costs
________________________________________________________________________________



Enquiries


Enquiries relating to BG Group's          General enquiries about shareholder
results, business and financial position  matters should be made to:
should be made to:


Investor Relations Department              Lloyds TSB Registrars
BG Group plc                               The Causeway
Thames Valley Park Drive                   Worthing
Reading                                    West Sussex
Berkshire                                  BN99 6DA
RG6 1PT


Tel: 0118 929 3025                         Tel: 0870 600 3951
e-mail: invrel@bg-group.com                e-mail: bg@lloydstsb-registrars.co.uk


Financial Calendar


Announcement of 2006 fourth quarter        8 February 2007
results and  full year results and
annual strategy presentation


Announcement of 2007 first quarter         3 May 2007
results



                     BG Group plc website: www.bg-group.com

                               Registered office
                 100 Thames Valley Park Drive, Reading RG6 1PT
                       Registered in England No. 3690065


                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: 02 November 2006                           By: ___Ben Mathews___

                                                     Ben Mathews
                                                     Deputy Company Secretary